Exhibit 99.10

181 University Ave., Suite 2000 Toronto, ONM5H 3M7 Tel: 416-703-6298 Fax: 416-703-7764

NEWS RELEASE

TORONTO, ONTARIO — (Marketwire — April 2, 2012) - Lake Shore Gold Corp. (TSX:LSG) (NYSE Amex: LSG) We regretfully announce that an unfortunate incident occurred today at our Timmins West Mine resulting in a fatal injury to one of our employees.  The individual was part of a crew working in a development heading underground at the mine.  Full details of the incident are not known at this time.

The immediate family has been notified however the name of the individual is being withheld pending completion of the notification process.

Tony Makuch, President & CEO, stated, “This is a tragic event and loss. We offer our sincere condolences to the family, friends and fellow workers of the employee. We are concentrating our efforts on supporting the family and our employees at the mine site and on investigating the incident to understand exactly what occurred. Our focus has always been and will remain on the health and safety of our people.”

The scene has been secured, and the accident is under investigation by the Ministry of Labour, the Ontario Provincial Police and Lake Shore Gold Management and Health and Safety Committee.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch

President & CEO

(416) 703-6298

Email: info@lsgold.com

Website: www.lsgold.com